May 26, 2005

Franklin Green, Esq.

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:	ZOLL Medical Corporation

Post-Effective Amendment No. 1 to Registration Statement on Form S-1; Form 10-Q for

the fiscal quarter ended January 2, 2005; Form 10-K for the fiscal year ended October 3, 2004

File Nos. 333-120454 and 0-20225

Dear Mr. Green:

This letter responds to the comments raised by Cecilia Blye, Chief, Office of Global Security Risk in a letter dated April 26, 2005 with respect to the above referenced documents.

To assist in your review of our responses, we have reproduced the text of the comments below.

Comment 1

We note the disclosure under various headings in the referenced filings, including the risk factor beginning “If We Fail to Comply With Applicable Laws and Regulations…” in the Form 10-Q, that the Company currently is under investigation by the U.S. Justice Department regarding two sales of defibrillators to a distributor that were then allegedly transshipped to Iran without the required export licenses. Please provide us with any additional information you have regarding the nature and extent of the investigation. Advise us of the nature and extent of your present and/or former operations in Iran; when you were advised of the investigation; the identity of the distributor to which you refer in the disclosure; and your current relationship with the distributor. In light of your representation in the Form 10-Q risk factor that “[t]here can be no assurance that the penalty will not be material”, it appears that a risk factor regarding this matter may be appropriate in the post-effective amendment and in the Form 10-K. Please advise.

In view of the fact that Iran has been identified by the U.S. State Department as a state sponsor of terrorism, and is subject to economic sanctions administered by the U.S. Treasury Department’s Office of Financial Assets Control, and in view of the Justice Department investigation, please advise us of the materiality to the Company of its present and/or former operations in Iran, and give us your view as to whether those operations constitute a material investment risk for your security holders. In preparing your response, please consider that evaluations of materiality should not be based solely on quantitative factors, but should include

Franklin Green, Esq.

Division of Corporation Finance

United States Securities and Exchange Commission

May 26, 2005

consideration of all factors, including the potential impact of corporate activities upon a company’s reputation and share value, that a reasonable investor would deem important in making an investment decision.

Response to Comment 1

As we have publicly disclosed, the United States Commerce Department and Justice Department are conducting an investigation regarding two sales of defibrillators by ZOLL in 2000. The sales were made to Specialized Trauma Apparatus & Technology (“STAT”), a distributor located in South Africa, and then allegedly transshipped to Iran without the required export licenses. You have asked for additional information concerning this matter. Please be advised that prior to 1995 when export restrictions were first imposed on the sale to Iran of medical equipment such as defibrillators, ZOLL did limited business with customers in Iran. Since then, ZOLL applied for an export license in 2000 to sell medical equipment to Iran. This application request is still pending. Since it is unlawful for ZOLL to export its products to Iran without an appropriate OFAC license, ZOLL does not currently have operations in Iran (although ZOLL does have a new distributor, Jahan Gostaresh Tejarat, Co., for sales to Iran if and when the appropriate export license is received from OFAC). While ZOLL’s competitors are currently exporting defibrillators to Iran, the absence by ZOLL of such operations in Iran is not material to ZOLL’s business. In light of the absence of current operations by ZOLL in Iran, there is no investment risk to our security holders as a result thereof. ZOLL was first informed of the Justice Department’s investigation early in 2004. ZOLL has cooperated with the federal government and provided substantial documentation to the Justice Department. In addition, ZOLL has made several employees available to respond to inquiries from government personnel. Late in 2004, ZOLL concluded that it was probable that it would have exposure as a result of the matters being investigated, and promptly disclosed this conclusion. Given the uncertain and still preliminary nature of the investigation, ZOLL is unable to reasonably estimate the amount of its potential exposure.

In response to your comments, ZOLL will amend its pending Registration Statement to add (and will include in future 10-Q and 10-K reports) the following risk factor:

We May Incur a Material Penalty As a Result of a Pending Investigation by the Federal Government

We have been informed by the federal government that it is conducting an investigation regarding two sales of defibrillators in fiscal 2000 to a distributor, which were then allegedly trans-shipped to Iran without the required licenses. We are cooperating with the Department of Justice in connection with its ongoing investigation, and have provided requested information. The two sales in question represented approximately $150,000 of net income in fiscal 2000.

Franklin Green, Esq.

Division of Corporation Finance

United States Securities and Exchange Commission

May 26, 2005

Although it is premature to determine the likely outcome of the investigation, it is possible that the Company may be subject to civil or criminal fines and sanctions as a result of this matter. There can be no assurance that the penalty will not be material.

If you have any questions concerning any of the matters discussed above, please contact me at (978) 421-9655.

Sincerely,

/s/ A. Ernest Whiton

A. Ernest Whiton

Chief Financial Officer

cc:	Raymond Z. Zemlin, P.C.

  Goodwin Procter LLP